Exhibit 99.2

JinkoSolar’s Subsidiary, Jinko Solar Co., Ltd., Announces Half Year 2025 Unaudited Financial Results

SHANGRAO, China, August 27, 2025 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced that its majority-owned principal operating subsidiary, JinkoSolar Co., Ltd. (“Jiangxi Jinko”), has published its unaudited consolidated financial results as of and for the six months ended June 30, 2025 (the “Jiangxi Jinko Unaudited Interim Financial Results”), prepared in accordance with accounting principles generally accepted in the People’s Republic of China (“PRC GAAP”).

A summary of key financial data from the Jiangxi Jinko Unaudited Interim Financial Results is set forth below.

	As of June 30, 2025	As of December 31, 2024
	(RMB)	(RMB)
Total assets	119,099,575,414.00	121,109,877,893.38
Total equity attributable to the parent company	29,404,425,656.68	32,309,559,923.40
	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024
	(RMB)	(RMB)
Total operating revenue	31,831,278,400.42	47,251,388,310.64
Profit/(loss) before income taxes	(4,215,811,206.39)	1,650,453,036.73
Net profit/(loss) attributable to owners of parent company	(2,908,808,608.69)	1,200,081,350.66
Net profit/(loss) attributable to owners of the parent company, excluding non-recurring gains and losses	(3,175,438,391.79)	217,446,481.95
Net cash used in operating activities	(3,812,296,112.09)	(1,619,447,739.22)
Weighted average return on equity (%)	(9.43)	3.43
Basic earnings/(loss) per share (RMB/share)	(0.29)	0.12
Diluted earnings/(loss) per share (RMB/share)	(0.29)	0.11
Research and development expenditure as a percentage of total operating revenue (%)	3.69	5.78

You can obtain a complete copy of Jiangxi Jinko Unaudited Interim Financial Results included in Jiangxi Jinko’s 2025 interim report through the Shanghai Stock Exchange’s website at www.sse.com.cn.

The Jiangxi Jinko Unaudited Interim Financial Results differ from JinkoSolar’s consolidated financial results (the “Consolidated Financials”), due to (i) differences in consolidation scope, as the Jiangxi Jinko Unaudited Interim Financial Results are prepared solely for Jiangxi Jinko, whereas the Consolidated Financials also include financial results of JinkoSolar and its other subsidiaries, and (ii) differences in accounting standards and principles used to prepare the Jiangxi Jinko Unaudited Interim Financial Results and the Consolidated Financials. Specifically, the Jiangxi Jinko Unaudited Interim Financial Results are prepared in accordance with PRC GAAP, whereas the Consolidated Financials are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). There are certain key differences between financial statements prepared in accordance with PRC GAAP and those prepared in accordance with US GAAP. As such, investors in JinkoSolar should exercise caution when reviewing the Jiangxi Jinko Unaudited Interim Financial Results included in this press release and are advised not to base their investment decisions solely on such unaudited financial results.

JinkoSolar currently owns approximately 58.59% equity interest in Jiangxi Jinko.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar had over 10 productions facilities globally, over 20 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, and other countries, and a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of June 30, 2025.

To find out more, please see: www.jinkosolar.com

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Rene Vanguestaine

Christensen

Tel: +86 178 1749 0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.:

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

2